Exhibit 99.2

Management’s Discussion
and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2019

PAN AMERICAN SILVER CORP.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
May 8, 2019

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the "2018 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 (the “Q1 2019 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2018 Financial Statements, and the Q1 2019 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2018 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”,“adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", and “working capital", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q1 2019 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	3

CORE BUSINESS AND STRATEGY
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets.

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development.

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices.

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition.

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

PAN AMERICAN SILVER CORP.	4

Q1 2019 HIGHLIGHTS
Acquisition of Tahoe Resources Inc. ("Tahoe")
On February 22, 2019, the Company completed the previously announced transaction whereby Pan American acquired all of the issued and outstanding shares of Tahoe (the "Acquisition"). Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: La Arena and Shahuindo in Peru; Timmins West and Bell Creek in Canada; and Escobal in Guatemala, where operations have been suspended since June 2017 (together the "Acquired Mines"). The Company now operates three gold mines as a result of the Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting in this MD&A.
All production, operating and financial results of the Acquired Mines (including Cash Costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results and updated guidance, reflect only the results from February 22, 2019 onwards. Further details of the Acquisition are provided in the "Acquisition of Tahoe" section of this MD&A.
Operations

•	Silver production of 6.13 million ounces
Consolidated silver production for the three months ended March 31, 2019 ("Q1 2019") of 6.13 million ounces was comparable to the 6.10 million ounces produced in the three months ended March 31, 2018 ("Q1 2018"), which is in-line with expectations and on-track to achieve management's annual guidance for 2019 of 26.6 million to 27.6 million ounces.

•	Gold production of 80.5 thousand ounces
Consolidated gold production for Q1 2019 of 80.5 thousand ounces was 74% more than the 46.2 thousand ounces produced in Q1 2018, which is in-line with expectations and on-track to achieve management's updated annual forecast for 2019 of 570 thousand to 620 thousand ounces, incorporating additional production from the Acquired Mines.

•	Base metal production
Zinc production in Q1 2019 was 16.8 thousand tonnes, 14% higher than in the comparable quarter of 2018. Lead production was 6.5 thousand tonnes, 25% more than Q1 2018 production. Copper production of 2.0 thousand tonnes was 33% lower than in Q1 2018. Base metal production in Q1 2019 was in-line with expectations and on-track to achieve management's guidance for 2019 of 65.0 thousand to 67.0 thousand tonnes of zinc, 24.0 thousand to 25.0 thousand tonnes of lead, and 9.8 thousand to 10.3 thousand tonnes of copper.
Financial

•	Revenue and net income
Revenue in Q1 2019 of $232.6 million was up 12% from Q1 2018, primarily due to higher metal sales, except for copper, including higher gold sales from the newly acquired operations, partially offset by lower metal prices.
Net income for Q1 2019 was $33.8 million ($0.19 basic earnings per share) compared with earnings of $48.2 million ($0.31 basic earnings per share) in Q1 2018. The quarter-over-quarter decrease reflects: (i) decreased mine operating earnings as a result of higher production costs, driven by increased sales volumes, the addition of production costs from the newly acquired operations, the inclusion of $16.8 million of cost increasing purchase price allocation and net realizable value ("NRV") inventory adjustments, and increased depreciation and amortization; (ii) a reduction of $7.9 million in asset sales; and (iii) a $2.4 million increase in interest and financing costs, reflecting interest on the amounts drawn on the Company's $500 million revolving credit facility (the "Credit Facility"). These factors reducing net income were partially offset by the increased revenue described above and by a bargain purchase gain of $30.5 million and a $10.4 million increase in investment income.
Adjusted income in Q1 2019 was $8.7 million ($0.05 basic adjusted gain per share) compared with $30.7 million ($0.20 basic adjusted earnings per share) in Q1 2018, due primarily to the lower mine operating earnings described above.

PAN AMERICAN SILVER CORP.	5

•	Liquidity and working capital position
As at March 31, 2019, the Company had cash and short-term investment balances of $121.6 million, working capital of $771.7 million, and $165.0 million available under its $500.0 million revolving credit facility. Total debt of $363.1 million was related to the drawn portion of the Credit Facility and to the financing of lease liabilities, which were partially attributable to the new lease accounting standard (IFRS-16) which was adopted on January 1, 2019.

•	Cash Costs per ounce sold
Silver Segment Cash Costs relate to the Company’s operations other than the Acquired Mines and were $5.46 per silver ounce sold for Q1 2019, lower than the $6.50 to $7.50 per ounce as forecast in the “Annual Operating Outlook” section of this MD&A.
Gold Segment Cash Costs relate to the Acquired Mines and were $768 per gold ounce sold in Q1 2019. The 2019 annual forecast for the gold segment included in the “Annual Operating Outlook” section of this MD&A is $740 to $810 per gold ounce sold.
Consolidated Cash Costs for Q1 2019 were $1.80 per ounce and included by-product credits from the Acquired Mines' gold production. Management’s 2019 consolidated Cash Costs forecast of ($2.25) to $0.50 per ounce of silver sold was updated to include the Acquired Mines (the “Updated 2019 Forecast”), and is included in the “Annual Operating Outlook” section of this MD&A.
Cash Costs is a non-GAAP measure, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the Q1 2019 Financial Statements.

•	All-In Sustaining Costs per ounce sold (“AISC”)
Silver Segment AISC for Q1 2019 were $10.83 per silver ounce sold, inclusive of $1.34 per ounce in cost increasing NRV inventory adjustments, and were in line with the Updated 2019 Forecast of $9.75 to $11.25 per ounce.
Gold Segment AISC were $1,082 per gold ounce sold in Q1 2019. The 2019 annual forecast for the gold segment included in the “Annual Operating Outlook” section of this MD&A is $1,025 to $1,125 per gold ounce sold.
Consolidated AISC for Q1 2019 were $10.45 per silver ounce sold, including by-product credits from the Acquired Mines' gold production, and were within Management’s 2019 Updated forecast for consolidated AISC of $7.75 to $10.75 per silver ounce sold, as included in the “Annual Operating Outlook” section of this MD&A.
AISC is a non-GAAP measure, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the Q1 2019 Financial Statements.

ACQUISITION OF TAHOE
The Company completed the Acquisition on February 22, 2019 (the "Closing Date").
Results of elections by Tahoe shareholders
Pursuant to the plan of arrangement in respect of the Acquisition (the "Arrangement"), Tahoe shareholders had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Pan American share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275.0 million and a maximum number of Pan American shares issued of 56.0 million. The following elections were made:

•	holders of 23,661,084 Tahoe shares made the Cash Election; and

•	holders of 290,226,406 Tahoe shares made, or were deemed to have made, the Share Election.
Since the aggregate number of Tahoe shares in respect of which Cash Elections were made was less than the maximum cash consideration, holders of Tahoe shares who made or were deemed to have made the Share Election were subject to pro-ration and received consideration per Tahoe share of approximately 19.7% in cash ($0.67) and approximately 80.3% in Pan American shares (0.1929 of a Pan American share). Tahoe shares in respect of which Cash Elections were made received all cash consideration.
In addition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Pan American share upon first commercial shipment

PAN AMERICAN SILVER CORP.	6

of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.
In aggregate, Pan American paid Tahoe shareholders $275.0 million in cash, issued 55,990,512 Pan American shares, and issued contingent consideration in the form 313,887,490 CVRs.  Upon closing of the Arrangement, existing Pan American and former Tahoe shareholders owned approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVRs, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding as at the Closing Date).
Revolving credit facility increase and draw-down
The Company amended and extended its Credit Facility. The Credit Facility was increased by $200.0 million to $500.0 million in Q1 2019, and now matures on February 1, 2023. At Pan American's option, amounts can be drawn under the Credit Facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio.
In conjunction with the Acquisition, the Company drew down $335.0 million on the Credit Facility in Q1 2019 under LIBOR-based interest rates to fund, in part, the cash purchase price under the Arrangement and to repay Tahoe's revolving facility, under which $125.0 million was outstanding at the date of acquisition.
Consolidation of Tahoe
As described in Note 4 of the Q1 2019 Financial Statements, the Company determined that the Acquisition represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019, closing share price of Pan American's common shares on the NASDAQ, the total consideration of the acquisition was approximately $1.14 billion. We commenced the consolidation of the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards. As such, all production, operating and financial results of the Acquired Mines (including Cash Costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results reflect only the results from February 22, 2019 onwards.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674

(1)	The Pan American share consideration value is based on an assumed value of $14.21 per Pan American common share (based on the NASDAQ closing price on February 21, 2019).

(2)
Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's common share consideration paid (based on the February 21, 2019 NASDAQ closing price of $14.21).

(3)
Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition Closing Date, the assumptions of which are described in the Company's Q1 2019 Financial Statements.

PAN AMERICAN SILVER CORP.	7

The following table summarizes the allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the Closing Date of the Acquisition:

Allocation of consideration:	Consideration
Cash and cash equivalents	$27,529
Accounts receivable	17,854
VAT Receivable	87,268
Inventory	152,534
Other current assets	4,135
Mineral properties, plant and equipment	1,298,037
Other assets	3,450
Accounts payable and accrued liabilities	(159,675)
Provision for closure and decommissioning liabilities	(70,119)
Debt	(125,000)
Net current and deferred income tax liabilities	(62,847)
Bargain purchase gain	(30,492)
$1,142,674
As at March 31, 2019, the allocation of the purchase price had not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated deferred income tax assets and liabilities, and will finalize the allocation of the purchase price no later than February 21, 2020.
Held for Sale Assets
Concurrent with the Acquisition, the Company formally initiated an active program to locate a buyer of Lake Shore Gold Inc. ("Lake Shore"), a subsidiary acquired by the Company as part of the Acquisition. Lake Shore's principal assets are the Bell Creek and Timmins mines (together, "Timmins"). Based on management's assessment of the Company's sales process it was determined that Lake Shore meets the criteria, under IFRS 5 - Non-current assets held for sale and discontinued operations, to be classified as held for sale upon Acquisition. As such, upon the Acquisition, and as at March 31, 2019, the assets and liabilities of Lake Shore were classified as assets and liabilities held for sale and are presented separately under current assets and current liabilities, respectively, and the post-tax profit or loss from the Lake Shore operations have been presented as a single and separate item on the Company's consolidated income statement.

PAN AMERICAN SILVER CORP.	8

OPERATING PERFORMANCE
Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three month periods ended March 31, 2019 and 2018, except for the Acquired Mines, which, as described in the "Acquisition of Tahoe" section of this MD&A, only include production from February 22, 2019 to March 31, 2019:

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2019	2018	2019	2018
Silver Segment:
La Colorada	1,990	1,650	1.0	1.0
Dolores	1,112	1,202	30.0	34.3
Huaron	937	930	0.2	0.2
Morococha(1)	697	731	0.6	0.8
San Vicente(2)	851	764	0.1	0.1
Manantial Espejo	524	825	4.9	9.7
Gold Segment:
La Arena(3)	3		14.7
Shahuindo(3)	10		14.5
Assets held for sale:
Timmins (3)	2		14.4
Total (4)	6,125	6,102	80.5	46.2

(1)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(2)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(3)
Reflects production results subsequent to the February 22, 2019 closing date of the Acquisition to March 31, 2019, as described in the "Acquisition of Tahoe" section of this MD&A. The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements and in the "Acquisition of Tahoe" section of this MD&A.

(4)	Totals may not add due to rounding.
Silver Production
Consolidated silver production in Q1 2019 of 6.13 million ounces was relatively consistent with the 6.10 million ounces produced in Q1 2018. The stable production was driven by increased production at La Colorada and San Vicente, primarily from increased throughput and grades, being offset by the anticipated decrease in production at Manantial Espejo, due to lower grades and throughput, and less production at Dolores as a result of lower grades from the mine sequencing. Each operation’s silver production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Gold Production
Consolidated gold production in Q1 2019 of 80.5 thousand ounces was 74% higher than the 46.2 thousand ounces produced in Q1 2018. The increase is attributable to the production from the Acquired Mines from February 22, 2019 to March 31, 2019, partially offset by lower production at Dolores and Manantial Espejo as a result of anticipated lower grades. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

PAN AMERICAN SILVER CORP.	9

Base Metal Production
The following table provides the Company’s base metal production for the three-month periods ended March 31, 2019 and 2018:

	By-Product Production
	Three months ended March 31,
	2019	2018
Zinc – kt	16.8	14.7
Lead – kt	6.5	5.2
Copper – kt	2.0	3.0
Zinc production in Q1 2019 was 14% higher than Q1 2018, driven by higher sulphide ore throughput at the expanded La Colorada mine, higher throughput at San Vicente and higher grades at San Vicente and Morococha from mine sequencing.
Lead production in Q1 2019 was 25% higher than Q1 2018, resulting from higher sulphide ore throughput at the expanded La Colorada mine and higher grades at the Huaron and Morococha mines from mine sequencing.
Copper production in Q1 2019 was 33% lower than Q1 2018, primarily because of anticipated lower copper grades at Huaron and Morococha from the mine sequencing. Each operation’s by-product production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Cash Cost and AISC
The Company currently operates three gold mines as a result of the Tahoe Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting Cash Costs and AISC, as set out in the table below. Based on the increased gold production, the Company has determined it necessary to adjust certain components of how cash costs per ounce and all-in-sustaining costs per ounce are calculated and reported. The quantification of both the current Cash Costs and AISC measures are described in detail, and where appropriate reconciled to the Q1 2019 financial statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.

PAN AMERICAN SILVER CORP.	10

The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three months ended March 31, 2019, as compared to the same periods in 2018 for the Silver Segment mines and 38 days (February 22, 2019 through March 31, 2019) for the newly acquired Gold Segment mines:

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2019	2018(2)	2019	2018(3)
La Colorada	2.16	(0.11)	3.37	1.87
Dolores	3.34	(2.14)	26.45	10.02
Huaron	4.38	(1.07)	8.54	2.95
Morococha	(1.01)	(10.18)	2.20	(6.89)
San Vicente	10.25	9.48	11.20	11.43
Manantial Espejo	27.53	17.14	27.94	11.43
Silver Segment Consolidated	5.46	1.47	10.83	5.19
Shahuindo	616	—	657	—
La Arena	642	—	1,263	—
Timmins(4)	976	—	1,116	—
Gold Segment Consolidated	768	—	1,082	—
Consolidated metrics per silver ounce sold(5):
All Operations	1.80	1.47	10.45	6.55
All Operations before NRV inventory adjustments	1.80	1.47	9.12	7.48

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2019 Financial Statements. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

(2)
Silver Segment Cash Costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and they are therefore different from previously reported Q1 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The Q1 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the Q1 2019 Cash Cost per ounce sold.

(3)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(4)	The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in the "Acquisition of Tahoe" section of this MD&A.

(5)	Consolidated silver basis total is calculated per silver ounce sold with gold revenues included within by-product credits.
Cash Costs
Consolidated Cash Costs on a silver basis were $1.80 per ounce for Q1 2019, up $0.33 from Q1 2018, as a result of lower by-product credits in the Silver Segment mines. This was primarily due to decreased base metal prices and lower gold sales at Manantial Espejo, which were partially offset by the increase in gold by-product credits from the newly acquired Gold Segment mines over the 38-day period since acquisition. Consolidated Cash Costs are based on total silver ounces sold and are net of by-product credits from all metals other than silver.
AISC
Consolidated AISC for Q1 2019 were $10.45 per ounce, representing a $3.90 per ounce increase over Q1 2018. The quarter-over-quarter increase was due to the following factors: (i) an increase in negative NRV adjustments of $13.5 million; (ii) decreased by-product credits from the Silver Segment mines due to lower base metal prices and lower gold production at Manantial Espejo; (iii) mine sequencing at Dolores into areas of higher waste strip ratio and lower grades; and (iv) increased sustaining capital, primarily due to pre-strip and pad construction activities at La Arena. These increases in AISC were partially offset by higher volumes of silver ounces sold and the addition of gold by-product credits from the Gold Segment mines. Consolidated AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver.

PAN AMERICAN SILVER CORP.	11

Individual Mine Performance
An analysis of performance at each operation in Q1 2019 compared with Q1 2018 follows. The project capital amounts invested in Q1 2019 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada mine

	Three months ended March 31,
	2019	2018
Tonnes milled – kt	186.8	170.4
Average silver grade – grams per tonne	362	333
Average zinc grade - %	3.08	2.83
Average lead grade - %	1.60	1.43
Production:
Silver – koz	1,990	1,650
Gold – koz	1.01	1.05
Zinc – kt	5.10	4.13
Lead – kt	2.62	2.12

Cash Costs(1)	$2.16	$(0.11)

Sustaining capital - (’000s)(2)	$2,212	$2,887

AISC(1)	$3.37	$1.87

Payable silver sold - koz	2,047	1,544

(1)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
Sustaining capital expenditures exclude $1.6 million of investing activity cash outflow for Q1 2019 (Q1 2018: $1.6 million) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.

Q1 2019 vs. Q1 2018
Production:

•	Silver: 21% increase, driven primarily from higher throughput attributable to the mine expansion completed in 2017 predominately from sulphide ores, and higher grades due to mine sequencing.

•	By-products: 23% and 24% increases in zinc and lead production, respectively, resulting from increased sulphide ore throughput due to the ramp-up in production from the expansion completed in 2017.
Cash Costs: the increase was primarily the result of lower by-product credits per ounce sold from lower base metal prices, and higher treatment and refining charges driven by greater sulphide ore throughput, partially offset by the increase in production.
Sustaining Capital: primarily related to investments in equipment replacements and rehabilitations, lease payments for equipment and office leases, and increased near-mine exploration activities.
AISC: the increase was due to the same factors affecting cash costs.

PAN AMERICAN SILVER CORP.	12

Dolores mine

	Three months ended March 31,
	2019	2018
Tonnes placed – kt	1,840.4	1,897.9
Average silver grade – grams per tonne	28	35
Average gold grade – grams per tonne	0.50	0.87
Production:
Silver – koz	1,112	1,202
Gold – koz	30.0	34.3

Cash Costs(1)	$3.34	$(2.14)

Sustaining capital - (’000s)(2)	13,067	14,371

AISC(1)	$26.45	$10.02

Payable silver sold - koz	1,011	1,240

(1)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
Sustaining capital expenditures exclude $0.4 million of investing activity cash outflow for Q1 2019 (Q1 2018: $4.5 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “Project Development Update” section of this MD&A.

Q1 2019 vs. Q1 2018
Production:

•	Silver and Gold: 7% and 13% lower, respectively, primarily from lower grades due to mine sequencing.
Cash Costs: increased $5.48 per ounce due primarily to the stacking of lower grade material from mine sequencing, which resulted in a higher cost per ounce in the material recovered from the heap leach pads in the current period.
Sustaining Capital: comprised mainly of pre-stripping and leach pad expansions.
AISC: increased $16.43 per ounce, due to a $9.8 million increase in quarter-over-quarter cost increasing non-cash NRV adjustments, and the impact from mine sequencing.

PAN AMERICAN SILVER CORP.	13

Huaron mine

	Three months ended March 31,
	2019	2018(2)
Tonnes milled - kt	240.0	234.7
Average silver grade – grams per tonne	144	147
Average zinc grade - %	2.27	2.33
Average lead grade - %	1.18	1.05
Average copper grade - %	0.72	0.86
Production:
Silver – koz	937	930
Gold – koz	0.24	0.22
Zinc – kt	4.13	4.10
Lead – kt	2.09	1.80
Copper – kt	1.29	1.58

Cash Costs(1)	$4.38	$(1.07)

Sustaining capital - (’000s)	$3,218	$2,614

AISC(1)	$8.54	$2.95

Payable silver sold – koz	819	778

(1)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

Q1 2019 vs. Q1 2018
Production:

•	Silver: 1% higher, primarily due to higher throughput.

•	By-products: 16% increase in lead and 18% decrease in copper production as a result of mine sequencing.
Cash Costs: $5.45 per ounce higher due primarily to reduced by-product credits from lower base metal prices and lower copper production and sales, partially offset by lower concentrate treatment charges due to reduced volumes of copper concentrates sold.
Sustaining Capital: related primarily to equipment replacements and refurbishments, plant and infrastructure upgrades, near-mine exploration, mine deepening and a tailings storage facility raise. The increase from Q1 2018 was related primarily to the tailings storage facility construction and mine deepening projects, both of which began in the second half of 2018 and are nearing completion.
AISC: an increase of $5.59 due to the same factors affecting quarter-over-quarter cash costs, as well as higher sustaining capital.

PAN AMERICAN SILVER CORP.	14

Morococha mine(1)

	Three months ended March 31,
	2019	2018(2)
Tonnes milled – kt	169.4	168.2
Average silver grade – grams per tonne	145	151
Average zinc grade - %	4.01	3.78
Average lead grade - %	1.32	0.88
Average copper grade - %	0.50	0.86
Production:
Silver – koz	697	731
Gold – koz	0.63	0.79
Zinc – kt	5.78	5.42
Lead – kt	1.77	1.11
Copper – kt	0.56	1.13

Cash Costs(3)	$(1.01)	$(10.18)

Sustaining capital (100%) - (’000s)(4)	$1,935	$2,031

AISC(3)	$2.20	$(6.89)

Payable silver sold (100%) - koz	691	681

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(3)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(4)
Sustaining capital expenditures exclude $0.1 million of investing activity cash outflow for Q1 2019 (Q1 2018: $nil) related to investment capital incurred on Morococha plant studies, as disclosed in the “Project Development Update” section of this MD&A.

Q1 2019 vs. Q1 2018
Production:

•	Silver: 5% lower due to lower grades from mine sequencing.

•	By-products: a 59% and 7% increase in lead and zinc production, respectively, and a 50% decrease in copper production, all related to mine sequencing.
Cash Costs: $9.17 per ounce higher, primarily because of lower by-product metal prices and higher direct unit operating costs.
Sustaining Capital: primarily related to near-mine exploration, equipment replacements and refurbishments, equipment and office leases, mine ventilation, and plant and infrastructure upgrades.
AISC: $9.09 per ounce higher due to the same factors affecting quarter-over-quarter cash costs.

PAN AMERICAN SILVER CORP.	15

San Vicente mine (1)

	Three months ended March 31,
	2019	2018(2)
Tonnes milled – kt	83.3	75.8
Average silver grade – grams per tonne	354	346
Average zinc grade - %	2.64	1.82
Average lead grade - %	0.07	0.34
Average copper grade - %	0.32	0.47
Production:
Silver – koz	851	764
Gold – koz	0.09	0.12
Zinc – kt	1.79	1.06
Lead – kt	0.04	0.20
Copper – kt	0.19	0.29

Cash Costs (3)	$10.25	$9.48

Sustaining capital (100%) - (’000s)	$990	$1,466

AISC(3)	$11.20	$11.43

Payable silver sold (100%) - koz	1,121	783

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(3)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2019 vs. Q1 2018
Production:

•	Silver: 11% higher primarily from a 10% increase in throughput due to benefits being achieved with the on-going mechanization efforts.

•
By-products: the 69% increase in zinc and 80% and 34% decreases in lead and copper production, respectively, were the result of mine sequencing and increased throughput, as well as a reduction in the payability of lead in the silver concentrate sales contracts.

Cash Costs: $0.77 per ounce higher due largely to the timing of royalty expense recognition, as quarter-over-quarter operating costs and by-product credits were comparable on a per ounce basis.
Sustaining Capital: Q1 2019 expenditures primarily relate to mine equipment replacements and rehabilitations, near-mine exploration, and mine site and camp infrastructure.
AISC: similar quarter-over-quarter AISC due to lower sustaining capital expenditures offsetting the higher cash costs.

PAN AMERICAN SILVER CORP.	16

Manantial Espejo mine

	Three months ended March 31,
	2019	2018
Tonnes milled - kt	188.6	202.8
Average silver grade – grams per tonne	103	149
Average gold grade – grams per tonne	0.92	1.66
Production:
Silver – koz	524	825
Gold – koz	4.93	9.70

Cash Costs(1)	$27.53	$17.14

Sustaining capital - (’000s)	$721	$534

AISC(1)	$27.94	$11.43

Payable silver sold - koz	402	674

(1)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2019 vs. Q1 2018
Production:

•
Silver and Gold: 37% and 49% decreases, respectively, primarily due to lower throughput and processing of lower grade stockpile ore as planned, until the start-up of the COSE and Joaquin projects, which is expected to occur in the second half of the year.

Cash Costs: a $10.39 per ounce increase, primarily as a result of the following factors: (i) lower silver and gold sales due to lower grades; and, (ii) higher direct selling costs due to the introduction of an export tax in late 2018. Partially offsetting these factors were lower production costs due to the steep devaluation of the Argentine Peso.
Sustaining Capital: Q1 2019 expenditures were primarily related to lease payments for diesel generators on site.
AISC: a $16.51 per ounce increase due to the same factors described in cash costs and a $3.7 million increase in non-cash NRV inventory adjustments from Q1 2018.

PAN AMERICAN SILVER CORP.	17

Gold Segment Mines(1)

	February 22, 2019 to March 31, 2019 (1)
	Shahuindo	La Arena	Timmins(2)
Tonnes milled - kt	1,237.9	619.3	181.7
Average silver grade – grams per tonne	7.50	0.35	—
Average gold grade – grams per tonne	0.68	0.50	2.79
Production:
Silver – koz	10	3	2
Gold – koz	14.46	14.72	14.38

Cash Costs(3)	$616	$642	$976

Sustaining capital - (’000s)(4)	$230	$10,456	$1,913

AISC(3)	$657	$1,263	$1,116

Payable gold ounces sold	8,600	17,135	16,700

(1)	Reflect operating and financial results subsequent to the closing date of February 22, 2019 and up to March 31, 2019, as described in the "Acquisition of Tahoe" section of this MD&A.

(2)	The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in the "Acquisition of Tahoe" section of this MD&A.

(3)	Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(4)
Timmins sustaining capital expenditures exclude $1.3 million of investing activity cash outflow for Q1 2019 (Q1 2018: $nil) related to reduction in accounts payable balances from the Bell Creek shaft project completed prior to acquisition, as disclosed in the “Project Development Update” section of this MD&A.

Financial performance
As described in the "Acquisition of Tahoe" section of this MD&A, the Acquired Mines were acquired on February 22, 2019. As such, the financial and operating results of these mines have only been reported, and included in the Company's consolidated results, from this date forward. All comparative period amounts for the Acquired Mines will be nil during 2019; therefore, in subsequent 2019 management discussion and analysis, the Company will discuss the actual financial and operating results compared with management's expectations, as outlined in the "Operating Outlook" section of this MD&A. Based on the relatively short operating period (38 days) for these mines during Q1 2019, their performance was not materially different from management's expectations.

PAN AMERICAN SILVER CORP.	18

2019 ANNUAL OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A. The following outlook has been updated to include certain forecast amounts for the Acquired Mines from February 22, 2019 to December 31, 2019, along with 2019 annual forecast metal production, cash costs, AISC and capital expenditures amounts for the Company's operations, as provided in the 2018 annual MD&A dated March 12, 2019 (together, the "Updated 2019 Forecast").
Updated 2019 Silver and Gold Production Forecast:
The following table details the updated forecast for each mine's silver and gold production as well as Cash Costs and AISC. The production in 2019 reflects a full year of production for the Silver Segment mines, and from February 22, 2019 to December 31, 2019 for the Gold Segment mines.

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada	8.0 - 8.2	4.1 - 4.8	2.50 - 3.50	3.50 - 4.50
Dolores	5.2 - 5.5	114.5 - 120.0	4.50 - 5.50	14.00 - 16.00
Huaron	3.6 - 3.7	0.5	6.00 - 7.00	7.50 - 9.25
Morococha (92.3%)(2)	2.8 - 2.9	1.2 - 1.5	3.10 - 4.00	7.00 - 9.00
San Vicente (95.0%)(3)	3.5 - 3.7	0.3	10.60 - 11.50	12.25 - 13.50
Manantial Espejo, COSE & Joaquin	3.4 - 3.6	42.0 - 45.0	17.00 - 18.50	17.75 - 19.50
Total(4)	26.5 - 27.5	162.5 - 172.5	6.50 - 7.50	9.75 - 11.25
Gold Segment:
Shahuindo	0.1	135.0 - 165.0	550 - 625	875 - 1,000
La Arena	—	117.5 - 122.5	800 - 850	1,275 - 1,325
Timmins(5)	—	155.0 - 160.0	890 - 940	1,025 - 1,075
Total(4)	0.1	407.5 - 447.5	740 - 810	1,025 - 1,125
Total Production(6)	26.6 - 27.6	570.0 - 620.0	—	—
Consolidated Silver Basis	—	—	(2.25) - 0.50	7.75 - 10.75

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2019 Financial Statements. The cash costs and AISC forecasts assume metal prices of $14.50/oz for silver, $2,600/tonne ($1.18/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, $6,150/tonne ($2.79/lb) for copper, and $1,250/oz for gold; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.33 of the Peruvian sol ("PEN"), 41.80 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").

(2)	Morococha data represents Pan American’s 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American’s 95.0% interest in the mine's production.

(4)
As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, Corporate general and administrative expense, and Exploration and project development expense are included in Consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

(5)
Timmins mines are classified as assets held for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements, and in the "Acquisition of Tahoe" section of this MD&A. The gold production from the Timmins operations is included in the consolidated guidance pending resolution from the sale process.

(6)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	19

Updated 2019 Capital Expenditures Forecasts
The following table summarizes the Q1 2019 capital expenditures compared to the Updated 2019 Forecast amounts that include the Acquired Mines:

	2019 Capital Investment ($ millions)
	Q1 2019 Actual	Updated 2019 Forecast	% of Annual Guidance (1)
La Colorada	2.2	6.5 – 7.0	33%
Dolores	13.1	53.0 – 54.0	24%
Huaron	3.2	6.5 – 7.5	46%
Morococha	1.9	11.0 – 12.0	17%
San Vicente	1.0	6.5 – 7.5	14%
Manantial Espejo	0.7	1.5 – 2.0	40%
Shahuindo	0.2	47.5 - 49.0	—%
La Arena	10.5	54.0 - 56.0	19%
Timmins(2)	1.9	16.5 - 18.0	11%
Sustaining Capital Sub-total(2)	34.7	203.0 - 213.0	17%
Morococha projects	0.1	2.5	4%
Mexico projects	2.0	7.5	27%
Joaquin and COSE projects	5.9	20.0	30%
Acquired Mines projects(2)	1.9	10.0	19%
Project Capital Sub-total(2)	9.9	40.0	25%
Total Capital(2)	44.6	243.0 - 253.0	18%

(1)	Percentage calculated based on mid-point of the related 2019 guidance range.

(2)
Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements, and in the Acquisition of Tahoe section of this MD&A. The capital expenditures for the Timmins operations is included in the consolidated forecast pending resolution from the sale process.

Based on Q1 2019 capital expenditures and those expected for the remainder of the year, management has provided the 2019 Updated Forecast capital expenditure amounts for the Acquired Mines, while the amounts for all other operations remaining as originally forecasted in January 2019.
2019 Care and Maintenance Cost Forecast
Management expects to incur care and maintenance costs of between $22.0 to $24.0 million in 2019 in relation to the Company's Escobal mine, which was acquired on February 22, 2019 as part of the Acquisition. Its operations are currently suspended.
Q1 2019 Production Relative to Forecast:
The following table summarizes the Q1 2019 metal production compared to the current 2019 forecast amounts, including all 2019 Updated Forecast amounts described above that reflect the inclusion of the Acquired Mines:

	Q1 2019 Actual	2019 Forecast	% of 2019 Forecast (1)
Silver – Moz	6.13	26.6 - 27.6	23%
Gold(2) – koz	80.5	570.0 - 620.0	14%
Zinc – kt	16.8	65.0 - 67.0	25%
Lead – kt	6.5	24.0 - 25.0	27%
Copper – kt	2.0	9.8 - 10.3	20%

(1)	Percentage calculated based on mid-point of the related 2019 guidance range.

(2)
Timmins mines are classified as assets held for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements, and in the Acquisition of Tahoe section of this MD&A. Gold production from the Timmins operations is included in the consolidated forecast pending resolution from the sale process.

Based on year-to-date production results and the expected production for the remainder of the year, including from the newly acquired Gold Segment mines, management provides the 2019 Updated Forecast annual consolidated metal production, as shown in the table above.

PAN AMERICAN SILVER CORP.	20

Cash Costs and AISC Compared to Forecast:
The following table summarizes Q1 2019 Cash Costs and AISC for each operation compared to the respective Updated 2019 Guidance amounts. The updated guidance for Cash Costs and AISC is based on Q1 2019 actual results, and management’s expected results for the remainder of 2019. These estimates are largely influenced by management's assumptions and estimates for productivity, input costs, commodity prices and currency exchange rates.
For the purposes of these comparisons, the symbols have the following meanings:

✓✓	Actual results were better than 2019 Updated Forecast range
✓	Actual results met the 2019 Updated Forecast range
✗	Actual results were short of 2019 Updated Forecast range

	Cash Costs(1) ($ per ounce)			AISC(1) ($ per ounce)
	2019 Forecast(2)	Q1 2019 Actual		2019 Forecast(2)	Q1 2019 Actual
Silver Segment:
La Colorada	2.50 - 3.50	$2.16	✓✓	3.50- 4.50	$3.37	✓✓
Dolores	4.50 - 5.50	3.34	✓✓	14.00 - 16.00	$26.45	✗
Huaron	6.00 - 7.00	4.38	✓✓	7.50 - 9.25	$8.54	✓
Morococha	3.10 - 4.00	(1.01)	✓✓	7.00 - 9.00	$2.20	✓✓
San Vicente	10.60 - 11.50	10.25	✓✓	12.25 - 13.50	$11.20	✓✓
Manantial Espejo	17.00 - 18.50	27.53	✗	17.75 - 19.50	$27.94	✗
Total(3)	6.50 - 7.50	5.46	✓✓	9.75 - 11.25(3)	$10.83	✓
Gold Segment:
Shahuindo	550 - 625	616	✓	875 - 1,000	$657	✓✓
La Arena	800 - 850	642	✓✓	1,275 - 1,325	$1,263	✓✓
Timmins(4)	890 - 940	976	✗	1,025 - 1,075	$1,116	✗
Total	740 - 810	$768	✓	1,025 - 1,125	$1,082	✓
Consolidated Silver Basis(5)	(2.25) - 0.50	$1.80	✗	7.75 - 10.75	$10.45	✓

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q1 2019 Financial Statements. The cash costs and AISC forecasts assume metal prices of $14.50/oz for silver, $1,250/oz for gold, $2,600/tonne ($1.18/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and average annual exchange rates relative to 1 USD of 19.50 for the MXN, 3.33 for the PEN, 41.80 for the ARS, 6.91 for the BOL, and $1.30 for the CAD.

(2)	Consolidated total is calculated per silver ounce sold with gold revenues included within by-product credits.

(3)
As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, Corporate general and administrative expense, and Exploration and project development expense are included in Consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

(4)
Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements, and in the Acquisition of Tahoe section of this MD&A. Gold production from the Timmins operations is included in the consolidated guidance pending resolution from the sale process.

(5)	Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.

The 2019 Forecast for the Gold Segment and Consolidated Silver Basis Cash Costs and AISC contained in the table above reflect management's plans to capture operational improvements and synergies over the remainder of the year at the newly acquired mines, thereby reducing these cost metrics from the actuals recorded in Q1 2019, which only reflected 38 days of operations under Pan American’s control.

PAN AMERICAN SILVER CORP.	21

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in Q1 2019 as compared with Q1 2018.

Project Development Capital (1)	Three months ended March 31,
(thousands of USD)
	2019	2018
Mexico Projects (2)	$2,003	$6,061
Joaquin and COSE projects (3)	5,853	4,017
Morococha projects	113	—
Acquired Mines projects(4)	1,905	—
Total	$9,874	$10,078

(1)
Amounts provided in the table above, including prior year amounts, reflect cash-outflows for project capital in the respective periods, amounts provided in similar tables provided in previous MD&As represented amounts capitalized as part of the projects in the period reported. The difference between these amounts is explained in the following footnotes.

(2)
As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2019 were $0.1 million less than the project cash outflows shown in the table above (Q1 2018: $0.6 million more).

(3)
As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2019 were $1.1 million more than the project cash outflows (Q1 2018: $1.1 million less, respectively).

(4)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during Q1 2019 were $1.3 million less than the project cash outflows.
During Q1 2019, the Company achieved the following progress on its projects:
Argentina - Joaquin and COSE:
The Company spent a combined $5.9 million on the Joaquin and COSE projects during Q1 2019, with development at both projects on track to enable production in the second half of 2019.  Mining equipment purchases for both projects were effectively completed by quarter end, and the projects remain on budget.
COSE extended the main ramp and also developed level crosscuts, with the upper most 310 level access expected to intersect the top of the ore structure early in the second quarter of 2019.  The secondary escape-way from surface to the 320 level was installed.  Joaquin activities were focused on establishing level and vent access developments as well as extending the main ramp.
The key activities to complete the capital phase of COSE are the extension of the ramp and accesses to the deposit on the 280 level, which is the first stoping level in the COSE mine plan.  The COSE project will begin to produce ore from development activities on the 310 and 295 level advances around mid-year. Over the next two quarters, development at Joaquin will focus on pushing the main ramps towards the bottom of the deposit and also establishing ore accesses, ventilation, and secondary escape-way infrastructures.  These activities will enable Joaquin initial ore production to commence from development advances during the second half of 2019.
Mexico:
The Company spent $2.0 million in Q1 2019 for exploration drilling activities relating to the La Colorada skarn deposit discovery announced last year.
Peru - Morococha:
Project capital spending at Morococha during Q1 2019 related to the preliminary engineering and design work for a plant relocation.
Acquired Mines:
The Company spent $1.9 million to settle certain payable amounts related the capital additions on the Acquired Mines, the majority of which related to the completion of the shaft project at the Bell Creek mine.

PAN AMERICAN SILVER CORP.	22

OVERVIEW OF Q1 2019 FINANCIAL RESULTS
Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past nine quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are volatility of realized metal prices and the timing of sales, which varies with the timing of shipments.

2019	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31
Revenue	$232,643
Mine operating earnings (loss)	$17,194
Earnings (loss) for the period attributable to equity holders	$33,275
Basic earnings (loss) per share	$0.19
Diluted earnings (loss) per share	$0.19
Cash flow from operating activities	$(12,911)
Cash dividends paid per share	$0.035
Other financial information
Total assets	$3,415,758
Total long-term financial liabilities(1)	$516,647
Total attributable shareholders’ equity	$2,401,759

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings (loss)	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings (loss) for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings (loss) per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	23

2017	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$198,687	$201,319	$190,791	$226,031	$816,828
Mine operating earnings	$32,875	$44,782	$47,818	$43,285	$168,760
Earnings for the period attributable to equity holders	$19,371	$35,472	$17,256	$48,892	$120,991
Basic earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Diluted earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Cash flow from operating activities	$38,569	$42,906	$63,793	$79,291	$224,559
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.100
Other financial information
Total assets					$1,993,332
Total long-term financial liabilities(1)					$90,027
Total attributable shareholders’ equity					$1,516,850

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.
Income Statement: Q1 2019 vs. Q1 2018
Net earnings of $33.8 million were recorded in Q1 2019 compared to $48.2 million in Q1 2018, which corresponds to basic earnings per share of $0.19 and $0.31, respectively.
The following table highlights the key items driving the difference between net earnings in Q1 2019 compared with Q1 2018:

Net earnings, three months ended March 31, 2018 (in thousands of USD)		$48,156	Note
Revenue:
Decreased realized metal prices	$(24,720)
Higher quantities of metal sold	44,192
Increased direct selling costs	(1,598)
Decreased negative settlement adjustments	7,808
Total increase in revenue		25,682	(1)
Cost of sales:
Increased production costs and increased royalty charges	$(48,816)		(2)
Increased depreciation and amortization	(14,796)		(3)
Total increase in cost of sales		(63,612)
Total decrease in mine operating earnings		(37,930)
Increased bargain purchase gain		30,492	(4)
Increased investment income and other expense		9,948	(5)
Decreased net gain on asset sales, commodity contracts and derivatives		(7,524)	(6)
Increased care and maintenance costs		(3,447)	(7)
Increased interest and finance expense		(2,366)	(8)
Increased transaction and integration costs		(1,403)	(9)
Increased loss from discontinued operations		(1,929)	(10)
Increased foreign exchange loss		(1,170)
Decreased exploration and project development expense		1,290
Increased dilution gain, net of share of loss from associate		452
Increased income tax expense		(780)
Decreased general and administrative expense		23
Net earnings, three months ended March 31, 2019		$33,812

PAN AMERICAN SILVER CORP.	24

1.
Revenue for Q1 2019 was $25.7 million higher than in Q1 2018. The major factor for the increase was an approximately $44.2 million quantity variance, which was primarily attributable to a 56% or 23.0 thousand ounce increase in the quantity of gold sold from the newly acquired Shahuindo and La Arena gold mines. A 19% increase in the quantity of zinc sold, primarily from increased production at La Colorada and San Vicente, also increased revenue. The higher quantities of metal sold was partially offset by lower metal prices, which decreased revenue by approximately $24.7 million, largely driven by a 21% decrease in realized zinc prices and an 8% decrease in realized silver prices.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months March 31,
	2019	2018	2019	2018
Silver(1)	$15.52	$16.78	6,092	5,700
Gold(1)	$1,300	$1,333	63.8	40.8
Zinc(1)	$2,750	$3,468	14.9	12.5
Lead(1)	$2,039	$2,458	6.8	4.8
Copper(1)	$6,207	$6,993	1.9	2.7
(1) Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales. Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.

2.
Production and royalty costs in Q1 2019 were $47.4 million and $1.4 million higher, respectively, than in Q1 2018. The higher production costs were mainly the result of: (i) additional production costs from newly acquired Shahuindo ($7.3 million) and La Arena ($18.6 million); and (ii) increased production costs at Dolores, driven primarily by a $9.8 million increase in negative non-cash NRV inventory adjustments and increased gold sales volumes.

3.
D&A expense was $14.8 million higher than in Q1 2018, largely as a result of additional depreciation expense from the newly acquired Shahuindo ($1.9 million) and La Arena ($4.2 million), and increased depreciation at Dolores due to increased gold sales volumes and a higher depreciable asset base.

4.	A Bargain purchase gain was recognized as part of the purchase price allocation of the Tahoe Acquisition described in the "Acquisition of Tahoe" section of this MD&A.

5.
Investment income increased by $10.4 million from Q1 2018, reflecting the fair value mark-to-market adjustment of certain of the Company's equity investments, which prices appreciated during the quarter.

6.	Gain on sale of mineral properties, plant and equipment was $7.9 million lower in Q1 2019 than in Q1 2018. The Q1 2018 gain was attributable to the sale of the Calcatreu project in Argentina.

7.
Care and maintenance costs totaled $3.4 million in Q1 2019, related to the Company's Escobal mine, which was acquired on February 22, 2019 and whose operations are currently suspended, as described in the "Acquisition of Tahoe" section of this MD&A.

8.	Interest and finance costs increased $2.4 million from Q1 2018, primarily reflecting the interest expense relating to the increased debt drawn on the Company's recently up-sized Credit Facility.

9.	Transaction and integration costs in Q1 2019 relate to costs incurred as part of the acquisition and integration of Tahoe.

10.
The net loss from assets held for sale reflects the net after-tax operating results of the Timmins mines acquired on February 22, 2019 as part of the Tahoe Acquisition. As described in the "Acquisition of Tahoe" section of this MD&A, the Company has concluded that the Timmins assets meet the criteria to be classified as assets held for sale and discontinued operations, and therefore are presented as a single line on the Company's consolidated statement of income.

PAN AMERICAN SILVER CORP.	25

Statement of Cash Flows: Q1 2019 vs. Q1 2018
Cash flow from operations in Q1 2019 was a $12.9 million cash outflow, $47.3 million less than the $34.4 million generated in Q1 2018. The decrease was mainly due to a $26.6 million increase in cash outflows from working capital changes, a $16.3 million decrease in operating cash flows before working capital changes, a $2.8 million increase in net interest payments attributable to the increased draw on the Company's Credit Facility, and a $1.6 million increase in income taxes paid. The lower cash from operations before working capital reflects lower mine operating earnings, and the addition of care and maintenance costs related to the Escobal mine.
Working capital changes in Q1 2019 resulted in a $37.9 million use of cash due largely to the settlement of transaction related accounts payables balances acquired through the Tahoe transaction and an increase in accounts receivables from concentrate sales, partially offset by inventory draw-downs, primarily at La Arena. Comparatively, working capital changes in Q1 2018 were a $11.3 million use of cash, comprised mainly of inventory build-ups and working capital liability draw-downs, partially offset by receivables draw-downs.
Investing activities utilized $233.8 million in Q1 2019, inclusive of $54.1 million for the net sale of short-term investments. The investing cash outflow reflects the $247.5 million investment (net of cash acquired) related to the Acquisition as described in the "Acquisition of Tahoe" section of this MD&A, and $40.9 million spent on mineral properties, plant and equipment additions at the Company’s mines and projects.
In Q1 2018, investing activities utilized $32.9 million, related primarily to $32.6 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A.
Financing activities in Q1 2019 generated a net $198.7 million compared to a $10.1 million net use of cash in Q1 2018. Financing activities in Q1 2019 were primarily related to financing the Tahoe Acquisition. The net cash generated consisted of $335.0 million drawn on the Company's Credit Facility, described in the "Liquidity and Capital" section of this MD&A, and $125.0 million used to settle Tahoe's previously drawn credit facility. In addition to these acquisition related financing activities, $7.3 million was paid as dividends to shareholders and $4.0 million of lease repayments were made during the quarter. Financing activities in Q1 2018 consisted of $5.4 million paid as dividends to shareholders, $1.5 million of lease repayments, and $3.0 million used to repay short-term loans.
Adjusted Earnings: Q1 2019 vs Q1 2018
Adjusted earnings is a non-GAAP measure. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2019 Financial Statements.
Adjusted Earnings in Q1 2019 were $8.7 million, representing basic adjusted earnings per share of $0.05, which was $22.0 million, or $0.15 per share, lower than Q1 2018 adjusted earnings of $30.7 million, and basic adjusted earnings per share of $0.20.

PAN AMERICAN SILVER CORP.	26

The following chart illustrates the key factors leading to the change in adjusted earnings from Q1 2018 to Q1 2019:

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	March 31, 2019	Dec. 31, 2018	Q1 2019 Change
Cash and cash equivalents ("Cash")	$90,548	$138,510	$(47,962)
Short-term Investments	$31,011	$74,004	$(42,993)
Cash and Short-term investments	$121,559	$212,514	$(90,955)
Working Capital	$771,709	$397,846	$373,863
Credit Facility committed amount	$500,000	$300,000	$200,000
Credit Facility amounts drawn	$335,000	$—	$335,000
Shareholders' equity	$2,407,433	$1,513,349	$894,084
Total debt (1)	$363,101	$6,676	$356,425
Capital (2)	$2,648,975	$1,307,511	$1,341,464

(1)
Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Revolving Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.

(2)
Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.

Liquidity and Capital Resources
The Company's net liquidity position decreased by $91.0 million during Q1 2019, largely as a result of cash used for the Tahoe Acquisition, as described in the "Acquisition of Tahoe" section of this MD&A. The Company had operating cash outflows of $12.9 million, which included $33.8 million in tax payments and a $37.9 million use of cash from working capital changes. The working capital changes, primarily reflect a build-up in accounts receivables for concentrate sales and a decrease in accounts payables due to the closing of the Acquisition, which resulted in change of control payments and the settlement of other accrued liabilities related to the transaction.

PAN AMERICAN SILVER CORP.	27

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company (the "Board of Directors"), and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $771.7 million at March 31, 2019 was an increase of $373.9 million from December 31, 2018 working capital of $448.7 million. The increase was the result of $376.4 million of net assets relating to discontinued operations being classified as "held-for-sale" and thus included in working capital as at March 31, 2019. Other than these net assets held-for-sale, other significant working capital changes during Q1 2019 included: the $91.0 million decrease in cash and short-term investments described above; a $76.8 million increase in accounts payable and accrued liabilities, reflecting the new liabilities assumed with the Tahoe Acquisition; partially offset by a $66.2 million increase in accounts receivable, reflecting both new receivables acquired with the Acquisition and build-ups of concentrate receivables at certain of the Company's other operations, and a net $60.3 million increase in inventories relating to inventories acquired with the Acquisition, partially offset by inventory turnover and $8.1 million in negative NRV adjustments.
The Company amended and extended its Credit Facility. The Credit Facility was increased from its previous $300.0 million to $500.0 million, and matures on February 1, 2023. At the Company's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio.
In conjunction with the Acquisition, the Company drew down $335.0 million under the Credit Facility, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125.0 million had been drawn. As at March 31, 2019, the Company had $335.0 million drawn and $165.0 million undrawn under the Credit Facility and the Company was in compliance with all covenants required by the Credit Facility.
The Company’s financial position at March 31, 2019, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2019 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(e)(ii) of the 2018 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2018 Management Discussion and Analysis (the "2018 Annual MD&A"). Since December 31, 2018, there have been no significant changes to these contractual obligations and commitments other than the new liabilities and provisions assumed as part of the Tahoe acquisition as described in purchase price allocation table included in the "Acquisition of Tahoe" section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.
Outstanding Share Amounts
As at March 31, 2019, the Company had approximately 1.5 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $97.26 and a weighted average life of 28 months. Approximately 1.3 million of the stock options were vested and exercisable at March 31, 2019, with an average weighted exercise price of CAD $35.37 per share.

PAN AMERICAN SILVER CORP.	28

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 8, 2019
Common shares	209,459,510
Options	1,484,913
Total	210,944,423

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2019 was $274.0 million (December 31, 2018 - $159.1 million) using inflation rates of between 2% and 18% (December 31, 2018 - between 2% and 17%). The inflated and discounted provision on the statement of financial position as at March 31, 2019, using discount rates between 2% and 24% (December 31, 2018 - between 2% and 22%), was $150.3 million, including provisions related to discontinued operations of $11.0 million (December 31, 2018 - $70.6 million). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2046, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q1 2019 were primarily a result of new provisions relating to the Acquired Mines, as well as increased site disturbance from the ordinary course of operations at the mines, reclamation activities at Alamo Dorado, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q1 2019 as finance expense was $2.0 million (Q1 2018:$1.6 million). Reclamation expenditures incurred during Q1 2019 were $0.9 million (Q1 2018: $2.9 million).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix Metals Inc. have been disclosed in Note 10 of the Q1 2019 Financial Statements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	29

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Prior period cash costs per ounce reported in previous MD&As were based on cash costs per ounce of payable silver produced and were net of by-product credits calculated with average market prices applied to all metals produced other than silver produced. Given the increased complexity of the business with the addition of the new gold operations the Company determined that conforming the calculation of Cash Costs with a consistent method to that used for AISC, using realized by-product sales as by-product credits and based on per ounce of silver sold, would provide a more consistent per-ounce measure. As such the comparative Cash Costs amounts in this MD&A have been quantified using the current methodology and are different from those previously reported. As shown in the detailed quantification of consolidated AISC below, corporate general and administrative expense, and exploration and project development expenses are included in calculation of consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment AISC totals. In prior years these costs were similarly included only in the consolidated all-in-sustaining costs per silver ounce sold ("AISCSOS") metrics and not allocated to each mine's AISCSOS amount. As such, consolidated AISCSOS in previous years included such costs where total silver segment AISC in the current period do not. A detailed description of how previously reported Cash Costs were quantified is provided in the Company's prior period MD&As.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods. All operating results from the newly acquired Tahoe assets, described in detail in the Acquisition of Tahoe section of this MD&A, only include results from February 21, 2019 to March 31, 2019 and do not represent a full quarter of operations.

PAN AMERICAN SILVER CORP.	30

	Three months ended March 31, 2019(1)						Three months ended March 31, 2018(2)
(In thousands of USD, except as noted)	Silver Segment	Gold Segment (1)	Corporate	Continued operations (silver basis)(3)	Gold Segment Assets held for sale(4)	Consolidated (silver basis)(3)	Silver Segment	Corporate(5)	Consolidated (silver basis)(3)
Production costs	$134,847	$25,006	$—	$159,853	$15,891	$175,744	$112,449	$—	$112,449
Purchase Price Allocation Inventory Fair Value Adjustment	—	(8,700)	—	(8,700)	—	(8,700)	—	—	—
NRV inventory adjustments	(8,135)	—	—	(8,135)	—	(8,135)	5,331	—	5,331
On-site direct operating costs	126,712	16,306	—	143,018	15,891	158,909	117,780	—	117,780
Royalties	6,262	—	—	6,262	403	6,665	4,850	—	4,850
Smelting, refining and direct selling charges(5)	16,454	—	—	16,454	10	16,464	14,856	—	14,856
Cash cost of sales before by-product credits (6)	149,428	16,306	—	165,734	16,304	182,038	137,487	—	137,487
Silver segment by-product credits(6)	(116,177)	—	—	—	—	—	(129,094)	—	—
Gold segment by-product credits(6)	—	—	—	—	—	—	—	—	—
Total Silver basis consolidated by-product credits(3)(6)	—	—	—	(149,242)	—	(171,073)	—	—	(129,094)
Cash Costs(7)	$33,251	$16,306	$—	$16,492	$16,304	$10,965	$8,393	$—	$8,393

NRV inventory adjustments	8,135	—	—	8,135	—	8,135	(5,331)	—	(5,331)
Sustaining capital (8)	22,143	10,686	—	32,830	1,913	34,742	23,903	—	23,903
Exploration and project development	763	—	691	1,454	396	1,850	1,124	1,620	2,744
Reclamation cost accretion	1,652	297	93	2,042	18	2,060	1,485	155	1,639
General and administrative expense	—	—	5,935	5,935	—	5,935	—	5,958	5,958
All-in sustaining costs(7)	$65,944	$27,289	$6,719	$66,888	$18,631	$63,687	$29,574	$7,733	$37,306

Silver segment silver ounces sold	6,092	—	—	—	—	—	5,700	—	—
Gold segment gold ounces sold	—	26	—	—	17	—	—	—	—
Total silver ounces sold(3)	—	—	—	6,092	—	6,092	—	—	5,700
Cash costs per ounce sold(8)	$5.46	$634	$—	$2.71	$976	$1.80	$1.47	$—	$1.47
AISC per ounce sold	$10.83	$1,060	$—	$10.98	$1,116	$10.45	$5.19	$—	$6.55
AISC per ounce sold (excluding NRV inventory adjustments)	$9.49	$1,060	$—	$9.64	$1,116	$9.12	$6.12	$—	$7.48

(1)
All operating results from the Acquired Mines, described in detail in the "Acquisition of Tahoe" section of this MD&A, are only from the Closing Date to March 31, 2019, and do not represent a full quarter of operations.

(2)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and the inclusion of lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(3)
Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Total silver basis consolidated by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.

(4)	The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in the "Acquisition of Tahoe" section of this MD&A.

PAN AMERICAN SILVER CORP.	31

(5)
Corporate general and administrative expense, and exploration and project development expense are included in Consolidated (silver basis) AISC, though are not allocated amongst the operations. This treatment is consistent with prior year's all-in-cost quantifications, though due to the separation of the silver and gold segments is not included in the total AISC for those segments, but rather only the consolidated amount.

(6)	Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.

(7)	Totals may not add due to rounding.

(8)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different than previously reported Q1 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The Q1 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the Q1 2019 Cash Cost per ounce sold.

Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2019	2018
Payments for mineral properties, plant and equipment(1)	$40,878	$32,565
Add/(Subtract)
Lease Payments(1)	3,990	1,540
Investment (non-sustaining) capital	(10,126)	(10,202)
Sustaining Capital(2)	$34,742	$23,903

(1)	As presented on the consolidated statements of cash flows.

(2)	Totals may not add due to rounding

PAN AMERICAN SILVER CORP.	32

Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended March 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$19,491	$53,688	$18,829	$18,545	$11,415	$12,880	$134,847
NRV inventory adjustments	—	(9,455)	—	—	—	1,321	(8,135)
On-site direct operating costs	19,491	44,233	18,829	18,545	11,415	14,201	126,712
Royalties	79	1,989	—	—	3,929	264	6,262
Smelting, refining & direct selling costs	3,809	24	4,345	3,527	3,024	1,725	16,454
Cash Costs before by-product credits (1)	23,379	46,246	23,174	22,072	18,368	16,190	149,428
Silver segment by-product credits	(18,949)	(42,870)	(19,588)	(22,768)	(6,882)	(5,121)	(116,177)
Cash Costs	$4,430	$3,376	$3,586	$(696)	$11,486	$11,069	$33,251

NRV inventory adjustments	—	9,455	—	—	—	(1,321)	8,135
Sustaining capital	2,212	13,067	3,218	1,935	990	721	22,143
Exploration and project development	106	292	8	172	—	185	763
Reclamation cost accretion	144	560	181	109	78	580	1,652
All-in sustaining costs(1)	$6,892	$26,750	$6,993	$1,520	$12,554	$11,234	$65,944

Silver segment silver ounces sold (koz)	2,047	1,011	819	691	1,121	402	6,092

Cash cost per ounce sold	$2.16	$3.34	$4.38	$(1.01)	$10.25	$27.53	$5.46
AISC per ounce sold	$3.37	$26.45	$8.54	$2.20	$11.20	$27.94	$10.83
AISC per ounce sold (excluding NRV inventory adjustments)	$3.37	$17.10	$8.54	$2.20	$11.20	$31.23	$9.49

(1)	Totals may not add due to rounding.

SILVER SEGMENT	Three months ended March 31, 2018(1)
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$15,836	$37,023	$18,666	$16,499	$7,983	$16,443	$112,449
NRV inventory adjustments	—	319	—	—	—	5,012	5,331
On-site direct operating costs	15,836	37,342	18,666	16,499	7,983	21,455	117,780
Royalties	177	2,085	—	—	1,942	646	4,850
Smelting, refining & direct selling costs	2,359	39	5,959	4,382	2,146	(28)	14,856
Cash Costs before by-product credits (2)	18,372	39,466	24,625	20,881	12,071	22,073	137,487
Silver segment by-product credits	(18,536)	(42,120)	(25,460)	(27,813)	(4,651)	(10,514)	(129,094)
Cash Costs(2)	$(164)	$(2,654)	$(835)	$(6,932)	$7,420	$11,559	$8,393

NRV inventory adjustments	—	(319)	—	—	—	(5,012)	(5,331)
Sustaining capital	2,887	14,371	2,614	2,031	1,466	534	23,903
Exploration and project development	49	680	357	122	—	(84)	1,124
Reclamation cost accretion	114	351	162	87	63	708	1,485
All-in sustaining costs(2)	$2,886	$12,429	$2,298	$(4,692)	$8,949	$7,705	$29,574

Silver segment silver ounces sold (koz)	1,544	1,240	778	681	783	674	5,700

Cash cost per ounce sold(3)	$(0.11)	$(2.14)	$(1.07)	$(10.18)	$9.48	$17.14	$1.47
AISC per ounce sold	$1.87	$10.02	$2.95	$(6.89)	$11.43	$11.43	$5.19
AISC per ounce sold (excluding NRV inventory adjustments)	$1.87	$10.28	$2.95	$(6.89)	$11.43	$18.86	$6.12

(1)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(2)	Totals may not add due to rounding.

(3)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different from previously reported Q1 2019 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced.

PAN AMERICAN SILVER CORP.	33

The Q1 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the Q1 2019 cash cost per ounce sold.
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended March 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Consolidated Gold Segment	Timmins(1)	Total
Production Costs	$7,563	$17,443	$25,006	$15,891	$40,897
Purchase Price Allocation Inventory Fair Value Adjustment	(2,262)	(6,438)	(8,700)	—	(8,700)
NRV inventory adjustments	—	—	—		—
On-site direct operating costs	5,301	11,005	16,306	15,891	32,197
Royalties	—	—	—	403	403
Smelting, refining & direct selling costs	—	—	—	10	10
Cash Costs before by-product credits (1)	5,301	11,005	16,306	16,304	32,610
Gold segment by-product credits	—	—	—		—
Cash Costs of Sales	$5,301	$11,005	$16,306	$16,304	$32,610

NRV inventory adjustments	—	—	—	—	—
Sustaining capital	230	10,456	10,686	1,913	12,599
Exploration and project development	—	—	—	396	396
Reclamation cost accretion	117	180	297	18	315
All-in sustaining costs(2)	$5,648	$21,641	$27,289	$18,631	$45,920

Gold segment gold ounces sold	8,600	17,135	25,735	16,700	42,435

Cash cost per ounce sold	$616	$642	$634	$976	$768
AISC per ounce sold	$657	$1,263	$1,060	$1,116	$1,082
AISC per ounce sold (excluding NRV inventory adjustments)	$657	$1,263	$1,060	$1,116	$1,082

(1)	The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in the "Acquisition of Tahoe section of this MD&A.

(2)	Totals may not add due to rounding.
Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

PAN AMERICAN SILVER CORP.	34

The following table shows a reconciliation of adjusted earnings for the three months ended March 31, 2019 and 2018, to the net earnings for each period.

	Three months ended March 31,
(In thousands of USD, except as noted)	2019	2018
Net earnings for the period	$33,812	$48,156
Adjust for:
- Derivative gains	(1,771)	(2,008)
- Unrealized foreign exchange losses	2,495	1,977
- Net realizable value adjustments to heap inventory	9,399	1,093
- Unrealized gains on commodity contracts	(341)	—
- Income from associate, net of dilution gain	(611)	(159)
- Gains on sale of assets	(40)	(7,986)
- Bargain purchase gain	(30,492)	—
- Transaction and integration costs	1,403	—
- Loss from discontinued operations	1,929	—
Adjust for effect of taxes relating to the above	$(3,298)	$1,675
Adjust for effect of foreign exchange on taxes	(3,780)	(12,046)
Adjusted earnings for the period	$8,705	$30,702
Weighted average shares for the period	176,467	153,311
Adjusted earnings per share for the period	$0.05	$0.20
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Revolving Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

PAN AMERICAN SILVER CORP.	35

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in foreign jurisdictions such as Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; and risks related to its relations with employees. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2018 Annual MD&A, and the 2018 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company's is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in Note 8(f) to the Company's 2018 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2019. The following provides an update to certain relevant financial instrument risks for the quarter:
Metal Price Risk
A decrease in the market price of silver, gold and other metals could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. As at March 31, 2019, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (3,600 tonnes), lead (1,500 tonnes) and copper (600 tonnes); settlement dates on these positions are between April 2019 and June 2019. The outstanding contracts have respective weighted average floor and cap prices per tonne of: $2,300 and $3,020 for zinc; $1,800 and $2,175 for lead; and, $6,000 and $6,940 for copper. The Company recorded total losses on these positions of $0.1 million Q1 2019 (Q1 2018, gain of $1.7 million).
Trading and Credit Risk
As at March 31, 2019, we had receivable balances associated with buyers of our concentrates of $60.5 million (December 31, 2018 - $40.8 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at March 31, 2019, we had approximately $44.5 million contained in precious metal inventory at refineries (December 31, 2018 - $19.7 million). Silver doré production is refined under long-term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. For example, in November 2018, Republic Metals Corporation ("Republic"), a refinery used by us, filed for bankruptcy. At the time of the bankruptcy, Republic had possession of approximately $4.9 million of our metal, which for accounting purposes has been fully provided for. We are pursuing a claim to collect the metals, or in lieu thereof, damages.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2019, the Company had made $8.1 million of supplier advances (December 31, 2018 - $14.4 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.

PAN AMERICAN SILVER CORP.	36

Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At March 31, 2019, the Company had outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded gains of $0.5 million on MXN derivative contracts for the three months ended March 31, 2019 (2018 - gains of $0.1 million). At March 31, 2019, the Company held cash and short-term investments of $33.8 million in Canadian dollars, $3.3 million in Mexican pesos, $4.5 million in Peruvian nuevo soles, $1.8 million in Argentine pesos, $2.0 million in Bolivian bolivianos, and $0.3 million in Guatemalan quetzal.
Taxation Risks
Pan American is exposed to tax related risks. The nature of these taxation risks and how the risks are managed are described in the Risks and Uncertainties section of the 2018 Annual MD&A, and in Note 29(c) to the Company's 2018 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2019.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2018 Annual MD&A, and in Note 23 to the Company's Q1 2019 Financial Statements.
In July 2017, the Escobal mining license, held by Tahoe’s Guatemalan subsidiary Minera San Rafael (“MSR”) was suspended as a result of a court proceeding initiated by a non-governmental organization (an “NGO”) in Guatemala, based upon the allegation that Guatemala’s Ministry of Energy and Mines (“Guatemala MEM”) violated the Xinka indigenous people’s right of consultation.  After several decisions and appeals on the matter, a decision of the Constitutional Court of Guatemala was rendered on September 3, 2018, determining that the Escobal mining license would remain suspended until the Guatemala MEM completes an ILO 169 consultation. The consultation process is proceeding and as a result normal operations at Escobal mine remain suspended. Legal challenges to the consultation process have been filed with the Guatemalan Supreme Court and the outcome of those challenges is unknown. The process and timing for completing the ILO 169 consultation remains uncertain. In addition, in June 2017, MSR filed its annual request to renew the Escobal mine’s export credential with the Guatemala MEM.  However, the Guatemala MEM did not renew the export credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The export credential therefore expired in August 2017 and has not been renewed.
Tahoe and certain of its officers and directors were named in three purported class action claims in the United States, which have been consolidated in the US District Court District of Nevada, including alleging violations of Section 10(b) and Section 20(a) of the US Exchange Act and Rule 10b-5, and one purported class action filed in Canada in the Ontario Supreme Court concerning Tahoe’s disclosure with respect to the Escobal mine. These class action claims were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to MSR.
On June 18, 2014, seven plaintiffs filed an action against Tahoe in the British Columbia Supreme Court alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. In April 2017, three of the seven plaintiffs settled their claims against Tahoe. Tahoe filed a response to plaintiffs’ claim on February 15, 2018. The case is proceeding on the merits, but is not scheduled for trial.
These matters may give rise to legal uncertainties or have unfavourable results and divert management’s attention and resources.

PAN AMERICAN SILVER CORP.	37

Foreign Operations and Government Regulations
Pan American currently conducts operations in Peru, Mexico, Argentina, Bolivia, Canada and Guatemala. Most of these jurisdictions are potentially subject to a number of political and economic risks, as well as civil and labour unrest, violence and the prevalence of criminal activity, including organized crime, theft and illegal mining. We are also subject to extensive laws and regulations in the foreign jurisdictions in which we do business. The costs associated with compliance with these and future laws and regulations can be substantial, and changes to existing laws and regulations could cause additional expense, restrictions on or suspensions of our operations, and delays in the development and permitting of our properties. The nature of the foreign jurisdiction risks and the Company's exposures to and management of those risks are described in the Risks and Uncertainties section of the 2018 Annual MD&A.
With respect to Guatemala, incidents of civil unrest, violence and vandalism have occasionally affected the Escobal mine, along with its employees, contractors and their families, including incidents surrounding the roadblock in Casillas, Guatemala. Pan American can provide no assurance that security incidents or roadblocks, in the future, will not have a material adverse effect on our ability to restart operations or conduct future operations at Escobal. Renewed political unrest, including events related to Guatemalan Presidential and local elections to be held in June 2019, could adversely affect our restart of and future operations at the Escobal Mine.
Other than risk associated with the new jurisdictions the Company is now operating in subsequent to the Tahoe Acquisition, specifically Guatemala, there were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2019.
Community Action
Communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have a material adverse effect on our operations, such as setting up road closures and commencing lawsuits. In certain circumstances, such actions might ultimately result in the cessation of mining activities and the revocation of permits and licenses. These actions relate not only to current activities but are often in respect of past activities by prior owners of mining properties. For example, since June 7, 2017, a group of protesters near the town of Casillas blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine that we recently acquired. Operations were reduced between June 8 and June 19, 2017 to conserve fuel, and on July 5, 2017, were ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against the Guatemala MEM was heard on the merits. A second roadblock was initiated in 2018 near the community of Mataquescuintla. MSR representatives have been pursuing engagement with community leaders, government agencies, and NGOs to develop a dialogue process aimed at resolving this protracted dispute and reaching a peaceful conclusion to the roadblocks, but there is no guarantee that a positive conclusion will be reached.
Title to Assets
In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and we rely on contracts or other similar rights to conduct surface activities. For example, currently at the Shahuindo and La Arena operations we do not own all surface rights necessary for completion of the current mining plans. If we are unable to acquire access to those surface rights, future mining operations could be impacted.

PAN AMERICAN SILVER CORP.	38

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2018 Financial Statements, for the Company’s summary of significant accounting policies.

CHANGES IN ACCOUNTING STANDARDS
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the following:
Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected the record the transition date right of use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the ROU asset and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019:
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of Right-of-Use Assets (“ROU Assets”) and Lease Obligations
At lease commencement, the Company recognizes a ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU

PAN AMERICAN SILVER CORP.	39

asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.
The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.
Recognition Exemptions
The Company has elected not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Additional disclosures have been presented in Note 13 of the Q1 2019 Financial Statements as a result of adopting IFRS 16.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial

PAN AMERICAN SILVER CORP.	40

reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended March 31, 2019 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").
For more detailed information regarding the Company’s material mineral properties as at December 31, 2018 and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2019, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	41

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial and operational performance; future production of silver, gold and other metals produced by the Company, including the Acquired Mines; future Cash Costs and AISC; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; the anticipated amount and timing of production at each of the Company’s properties and in the aggregate; our expectations with respect to future metal prices and exchange rates; the timing and disclosure of the allocation of purchase price for the Acquisition; any potential future sale of Lake Shore (including the Timmins mines and other assets) and the timing for any such sale, and the impacts any such sale might have on the Company; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; diminishing quantities or grades of mineral reserves as properties are mined; global financial

PAN AMERICAN SILVER CORP.	42

conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American, in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made by public companies that report in accordance with U.S. standards.

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